                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No.: 333-121067

PRICING SUPPLEMENT No. 4
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                               2,765,671 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      24.25% Yield Enhanced Equity Linked Debt Securities Due April 5, 2006
          Performance Linked to Corning Incorporated (GLW) Common Stock

     Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement")
     and the accompanying prospectus dated May 18, 2005 (the "base prospectus").
     Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

     o    INDEX STOCK ISSUER: Corning Incorporated. Corning Incorporated is not
          involved in this offering and has no obligation with respect to the notes.

     o    INDEX STOCK: The common stock of the index stock issuer.

     o    STATED MATURITY DATE: April 5, 2006, subject to postponement if a market disruption event occurs on the valuation date.

     o    VALUATION DATE: March 29, 2006, subject to postponement if a market disruption event occurs, as described under the caption "Description of the Notes-Settlement value" on page SS-12 of the YEELDS prospectus supplement.

     o    DETERMINATION PERIOD: Five business days.

     o    COUPON RATE: 24.25% per annum.

     o    COUPON PAYMENT DATES: January 5 and April 5, 2006.

     o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

     o    PRINCIPAL AMOUNT: $18.0788 per YEELDS and, in the aggregate,
          $50,000,012.87.

     o    LISTING: The YEELDS will not be listed on any exchange.

     o    EQUITY CAP PRICE: $18.0788, which represents 100% of the initial value. BECAUSE THE EQUITY CAP PRICE IS EQUAL TO THE INITIAL VALUE, YOU
          WILL NEVER RECEIVE MORE THAN THE PRINCIPAL AMOUNT PER NOTE ON THE
          STATED MATURITY DATE; YOU MAY RECEIVE LESS.

     o    INITIAL VALUE: $18.0788, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers
          Holdings paid to hedge Lehman Brothers Holdings' obligations under the notes.

     o    DENOMINATIONS: $18.0788 and integral multiples thereof.

     o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers
          Holdings will pay you in cash, per YEELDS, the lesser of:

          (1)   the alternative redemption amount; and

          (2)   $18.0788

          Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

          The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement
          Value Based Upon Adjusted Closing Price".

     o    STOCK SETTLEMENT OPTION: Yes, at the option of Lehman Brothers
          Holdings at maturity, as described under the caption "Description of the Notes-Stock settlement" on page SS-16 of the YEELDS prospectus supplement. Lehman Brothers Holdings will provide the trustee with not less than 15 calendar days' prior written notice if it elects the stock settlement option.

  Investing in the notes involves risks. Risk Factors begin on page SS-6 of the
                          YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                  Per YEELDS        Total
                                                 ------------  ----------------
 Public offering price..........................   $18.0788    $50,000,012.87
 Underwriting discount..........................   $ 0.0452    $   125,008.33
 Proceeds to Lehman Brothers Holdings...........   $18.0336    $49,875,014.54

                          ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 414,850 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about October 5, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

September 28, 2005
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                  SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if
Corning Incorporated pays dividends on its shares of common stock during the term of the YEELDS.

The adjusted closing price of Corning Incorporated common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

The "base dividend" shall be $0.00, the amount of the quarterly dividend per share of common stock most recently paid by Corning Incorporated prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the shares of common stock of Corning Incorporated such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that Corning Incorporated has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following December 29, 2005 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of Corning Incorporated common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from Corning Incorporated, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the new dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of Corning
Incorporated, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that Corning Incorporated does not pay quarterly cash dividends on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $15.00:

As a result, because the settlement value of $15.00 is less than $18.0788, on the stated maturity date, you would receive $15.00 per YEELDS, plus accrued but unpaid coupon payments.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $15.00 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, one share of index stock, plus accrued but unpaid coupon payments.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $20.00:

As a result, because $18.0788 is less than the settlement value of $20.00, on the stated maturity date, you would receive $18.0788 per YEELDS, plus accrued but unpaid coupon payments. Because the equity cap price is equal to the initial value of the notes, you will never receive more than the principal amount per note on the stated maturity date.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $18.0788 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $18.07 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS basis. For example, if you held 2,765,671 YEELDS, you would receive on the stated maturity date, in total, 2,500,000 shares of index stock and $12.87 in cash, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $25.00:

As a result, because $18.0788 is less than the settlement value of $25.00, on the stated maturity date, you would receive $18.0788 per YEELDS, plus accrued but unpaid coupon payments. Because the equity cap price is equal to the initial value of the notes, you will never receive more than the principal amount per note on the stated maturity date.

In the case of stock settlement in this example, you would receive on the stated
maturity date a number of shares of the index stock and cash having a value on the valuation date equal to $18.0788 per YEELDS, plus accrued but unpaid coupon payments. Accordingly, you would receive on the stated maturity date, if you held one YEELDS, $18.07 in cash, plus accrued but unpaid coupon payments. To the extent that you hold more than one YEELDS, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
YEELDS basis. For example, if you held 2,765,671 YEELDS, you would receive on the stated maturity date, in total, 2,000,000 shares of index stock and $12.87 in cash, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that Corning Incorporated begins to pay quarterly cash dividends, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

CORNING INCORPORATED

Lehman Brothers Holdings has obtained the following information regarding
Corning Incorporated from Corning Incorporated's reports filed with the SEC.

Corning Incorporated is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications,
Environmental Technologies and Life Sciences.

Corning Incorporated's Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs), which are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning Incorporated's environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex(R) glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products.

Other products made by Corning include semiconductor optics, ophthalmic glass and plastic products, technical products, such as polarizing glass, glass for high temperature applications and machinable glass ceramic products.
Semiconductor optics manufactured by Corning include: high-performance optical material products; optical-based metrology instruments; and optical assemblies for applications in the global semiconductor industry.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Corning Incorporated are quoted on The New York
Stock Exchange under the symbol "GLW".

The following table presents the high and low closing prices for the shares of common stock of Corning Incorporated, as reported on The New York Stock Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in
2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-4

                                                        HIGH                    LOW                PERIOD END
                                                    --------------        ----------------    --------------------

2002
   First Quarter...............................        $10.70                 $6.25                  $7.62
   Second Quarter..............................          7.78                  3.15                   3.55
   Third Quarter...............................          4.12                  1.46                   1.60
   Fourth Quarter..............................          4.99                  1.10                   3.31

2003
   First Quarter ..............................         $6.25                 $3.75                  $5.84
   Second Quarter..............................          8.02                  5.42                   7.39
   Third Quarter...............................         10.00                  7.26                   9.42
   Fourth Quarter..............................         12.01                  9.35                  10.43

2004
   First Quarter ..............................        $13.78                $10.27                 $11.18
   Second Quarter..............................         13.06                 10.20                  13.06
   Third Quarter...............................         12.69                  9.55                  11.08
   Fourth Quarter..............................         12.85                 10.21                  11.77

2005
   First Quarter ..............................        $12.23                $10.74                 $11.13
   Second Quarter .............................         16.84                 11.10                  16.62
   Third Quarter (through the date of
     this pricing supplement)............               21.74                 16.50                  18.13

                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) Corning Incorporated does not pay dividends on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                        PERCENTAGE        TOTAL COUPON
                      CHANGE FROM THE   PAYMENTS PAID OR                             HYPOTHETICAL
                      ISSUE PRICE TO      PAYABLE ON OR       HYPOTHETICAL         TOTAL ANNUALIZED      HYPOTHETICAL
   HYPOTHETICAL      THE HYPOTHETICAL      BEFORE THE        AMOUNT PAYABLE          YIELD ON THE      TOTAL ANNUALIZED
 SETTLEMENT VALUE    SETTLEMENT VALUE    STATED MATURITY     PER YEELDS ON           NOTES ON THE          YIELD FROM
 ON THE VALUATION    ON THE VALUATION         DATE             THE STATED           STATED MATURITY     DIRECT OWNERSHIP
       DATE                DATE            PER YEELDS       MATURITY DATE (1)     DATE PER YEELDS (2)  OF INDEX STOCK (3)
------------------   -----------------  -----------------  -------------------   --------------------- ------------------

      $7.2315               -60%             $2.1921            $7.2315                 -74.6%               -84.0%
      10.8473               -40               2.1921            10.8473                 -49.3                -64.0
      14.4630               -20               2.1921            14.4630                 -15.6                -36.0
      16.2709               -10               2.1921            16.2709                   4.4                -19.0
      18.0788                 0               2.1921            18.0788                  26.5                  0.0
      19.8867                10               2.1921            18.0788                  26.5                 21.0
      21.6946                20               2.1921            18.0788                  26.5                 44.0
      25.3103                40               2.1921            18.0788                  26.5                 96.0
      28.9261                60               2.1921            18.0788                  26.5                156.0
      32.5418                80               2.1921            18.0788                  26.5                224.0
      36.1576               100               2.1921            18.0788                  26.5                300.0

-----------------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3)  Assumes that Corning Incorporated does not pay any cash dividends on its shares of common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 414,850 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $57,500,003,
$143,760 and $57,356,243, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about October 5, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-7

                               2,765,671 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      24.25% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE APRIL 5, 2006
          PERFORMANCE LINKED TO CORNING INCORPORATED (GLW) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                               SEPTEMBER 28, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS